Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Huazhu Group Limited (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the ordinary shares of the Company, par value US$0.00001 per share (the “Ordinary Shares”) to attend and vote at the forthcoming annual general meeting of the Company (the “General Meeting”) will be as of close of business on Wednesday, May 11, 2022, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, May 11, 2022 Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing the Ordinary Shares are not entitled to attend or vote at the General Meeting in person under the amended and restated memorandum and articles of association of the Company. Holders of ADSs as of close of business on Wednesday, May 11, 2022, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions that it has properly received from ADS holders who hold ADSs as of the ADS Record Date. Please be aware that, because of the time difference between Hong Kong and New York and the time required to process ADS cancellation and the re-registration of Ordinary Shares, if a holder of ADSs wishes to attend and vote at the General Meeting, such holder must cancel his or her ADSs in exchange for Ordinary Shares well before May 11, 2022, New York time. Any such holder of ADSs who presents ADSs for cancellation on the ADSs Record Date will not be able to instruct Citibank, N. A., as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above.

Details including the date and location of the General Meeting will be set out in the Company’s notice of General Meeting to be issued together with the proxy materials in due course.

By order of the Board

Huazhu Group Limited

JI Qi

Executive Chairman

Hong Kong, April 25, 2022

As at the date of this announcement, the Board of the Company comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.

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